[Chapman and Cutler LLP Letterhead]

November 16, 2020

VIA EDGAR CORRESPONDENCE

Christopher Bellacicco
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust
File Nos. 333-207937; 811-23108

Dear Mr. Bellacicco:

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A for Amplify ETF Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on September 22, 2020 (the “Registration Statement”). The Registration Statement relates to the Amplify CrowdBureau® Online Lending and Digital Banking ETF (formerly Amplify CrowdBureau® Peer-to-Peer Lending & Crowdfunding ETF) (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Cover Page

The Staff notes the cover page to the prospectus currently provides that the Fund will utilize Rule 30e-3 under the Investment Company Act of 1940 (the “1940 Act”) on June 29, 2021. Please confirm this is the correct date.

Response to Comment 1

The Fund confirms that June 29, 2021 is the earliest compliance date that the Fund can utilize Rule 30e-3 pursuant to the timing conditions detailed under the rule.

Comment 2 – General

The Staff requests an explanation as to why the Fund is making the changes contemplated in the Registration Statement, and whether any repositioning is expected to occur as a result of these changes.

Response to Comment 2

CrowdBureau Corporation (“CrowdBureau”), the provider of the CrowdBureau® P2P Online Lending and Digital Banking Index (the “Index”) tracked by the Fund, believes the changes to the Index are intended to reflect the ongoing expansion of the online lending ecosystem. This includes banks and financial institutions that have employed and expanded their digital strategies, with advances in technology and the availability of data, to improve the quality and delivery of services and further reduce banks cost structures. The Board of Trustees of the Trust determined that the proposed changes to the Index, which the Fund relies upon for its investment strategy, are in the best interest of the shareholders of the Fund. In connection with the change in the Index, the Fund anticipates that its current portfolio of 46 securities will add 9 new positions and delete 0 positions, resulting in a portfolio re-weighting of approximately 85%. This repositioning of the Fund’s portfolio in order to track the Index will be related primarily to the addition of U.S. banks engaged in digital lending and the re-weighting of certain peer to peer lending platforms in accordance with Index weighting rules.

Comment 3 – Index

The Staff requests the Fund provide an updated white paper if there are material updates to the Index.

Response to Comment 3

Pursuant to the Staff’s request, the Fund has provided an updated white paper to the Staff in supplemental correspondence.

Comment 4 – Principal Investment Strategies

The Staff notes the reference to “crowdfunding” currently in the Principal Investment Strategies section of the Fund’s prospectus. Given the Fund and the Index changes, the Staff requests the Fund consider whether the “crowdfunding” disclosure is still relevant. If the Fund determines it is no longer relevant, the Staff requests the disclosure be deleted.

Response to Comment 4

The Fund believes the reference to “crowdfunding” is relevant as online lending is significant subset of “crowdfunding”. The Fund has revised its disclosure in the prospectus to clarify its crowdfunding investments by deleting the third paragraph of the Principal Investment Strategies section and adding the below disclosure:

The Index principally includes companies engaged in loan-based crowdfunding activities. The Index refers to “crowdfunding” as a financing method, typically internet-based, by which capital is raised through the solicitation of small individual investments or contributions from a large number of persons, entities or institutions that lend money directly or indirectly to businesses or consumers. In loan-based crowdfunding, more commonly referred to as “peer-to-peer lending,” investors generally purchase nonrecourse notes representing fractional interests in specific underlying loans. The Index additional also provides exposure to “digital banks,” which epitomize a virtual banking process by facilitating all functional levels of banking on all service delivery platforms, including all the same functions a head office, branch office, online service, bank cards, ATM and point of sale machines provide. Digital banks allow users to access financial data through desktop, mobile, and ATM services. As an end-to-end platform, digital banking encompasses the front-end for the consumers, the back-end for bankers through their servers and administration control panels, and the middleware that connects these nodes. The Index further provides exposure to social networking platforms that offer or plan to offer peer-to-peer lending or securities-based crowdfunding services and providers of the technology and software solutions that enable and facilitate the operation of these crowdfunding platforms.

Comment 5 – Principal Investment Strategies

The Staff notes the following disclosure in the Fund’s Principal Investment Strategies:

“From that group, the banks that have a dedicated digital banking platform (as defined by CrowdBureau) are identified. Of these banks, those banks with no branches are included in the Index. Of the remaining banks, those that derive 50% or more of their revenue from digital banking are also included in the Index. If ten banks have not been identified by the previous process, the remaining banks are then compared based on a scoring system which ranks the banks by adding their digital deposits, mobile users and registered digital users. The banks with the highest rankings are selected to complete the group of ten constituents.”

Please explain to the Staff what happens if there are more than ten banks identified, and revise the disclosure accordingly.

Response to Comment 5

CrowdBureau has defined the methodology to limit the selection to the top ten U.S. banks. If more than ten banks have been identified by the process described, the ten banks with the highest scores from the stated scoring methodology are selected for inclusion.

In accordance with this, the Fund has revised its disclosure in the prospectus as follows:

“From that group, the banks that have a dedicated digital banking platform (as defined by CrowdBureau) are identified. Of these banks, those banks with no branches are included in the Index. Of the remaining banks, those that derive 50% or more of their revenue from digital banking are also included in the Index. If ten banks have not been identified by the previous process, the remaining banks are then compared based on a scoring system which ranks the banks by adding their digital deposits, mobile users and registered digital users. The banks with the highest rankings are selected to complete the group of ten constituents. If more than ten banks are identified by the previous process, the ten banks with the highest scores pursuant to the above scoring methodology are selected to comprise the group of ten constituents.”

Comment 6 – Principal Investment Strategies.

The Staff notes the reference to “emerging markets” in the Fund’s Principal Investment Strategies. Please add disclosure describing how the Fund defines “emerging markets”.

Response to Comment 6

Pursuant to the Staff’s request the following disclosure has been added:

“Emerging market countries include, but are not limited to, those considered to be developing by the International Monetary Fund, the World Bank, the International Finance Corporation or one of the leading global investment banks.”

Comment 7 – Principal Risks

The Staff requests the Fund list the Principal Risks in order of importance rather than alphabetically.

Response to Comment 7

The Fund respectfully declines the Commission’s request to revise the Fund’s risk disclosures. Form N-1A and the relevant Rules promulgated thereunder detail what is required of information in a prospectus and how that information must be presented. No requirement to Form N-1A restricts a fund from ordering its principal investment risks alphabetically, and the Fund’s current disclosure is consistent with the requirements of Form N-1A and the Rules thereunder. Further, the Fund believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors.

Comment 8 – COVID-19

The Staff requests the Fund consider whether its disclosure, including risk disclosure, should be revised to contemplate the COVID-19 pandemic. If the Fund believes no additional disclosure is warranted, please explain to the Staff the basis for that belief.

Response to Comment 8

The Fund has replaced its “Market Risk” in its Prospectus to provide the following:

“Market Risk. Market risk is the risk that a particular security owned by the Fund or the Shares in general may fall in value, including the possible loss of the entire principal amount that you invest. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices, and changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility. Overall security values could decline generally or could underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on the Fund and its investments. Such events may affect certain regions, sectors and industries more significantly than others. Such events could also adversely affect the prices and liquidity of the Fund’s portfolio securities or other instruments and could result in disruptions to trading markets. Any of such circumstances could materially negatively impact the value of the Fund’s Shares and result in increased market volatility. During any such events, the Fund’s Shares may trade at an increased premium or discount to its NAV.”

The Fund has revised its disclosure in its Statement of Additional Information to replace the “Market Events Risk” disclosure with the following:

“Market Events Risk

Turbulence in the economic, political and financial system has historically resulted, and may continue to result, in an unusually high degree of volatility in the capital markets. Both domestic and foreign capital markets have been experiencing increased volatility and turmoil, with issuers that have exposure to the real estate, mortgage and credit markets particularly affected, and it is uncertain whether or for how long these conditions could continue. Reduced liquidity in equity, credit and fixed-income markets may adversely affect many issuers worldwide. This reduced liquidity may result in less money being available to purchase raw materials, goods and services from emerging markets, which may, in turn, bring down the prices of these economic staples. It may also result in small or emerging market issuers having more difficulty obtaining financing, which may, in turn, cause a decline in their security prices. These events and possible continued market turbulence may have an adverse effect on the Fund.

In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on a Fund and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of a Fund’s portfolio securities or other instruments and could result in disruptions in the trading markets. Any of such circumstances could have a materially negative impact on the value of a Fund’s Shares and result in increased market volatility. During any such events, a Fund’s Shares may trade at increased premiums or discounts to their NAV.

Health crises caused by the outbreak of infectious diseases or other public health issues, may exacerbate other pre-existing political, social, economic, market and financial risks. The impact of any such events, could negatively affect the global economy, as well as the economies of individual countries or regions, the financial performance of individual companies, sectors and industries, and the markets in general in significant and unforeseen ways. Any such impact could adversely affect the prices and liquidity of the securities and other instruments in which a Fund invests and negatively impact a Fund’s investment return.

For example, an outbreak of a respiratory disease designated as COVID-19 was first detected in China in December 2019 and subsequently spread internationally. The transmission of COVID19 and efforts to contain its spread have resulted in international, national and local border closings and other significant travel restrictions and disruptions, significant disruptions to business operations, supply chains and customer activity, event cancellations and restrictions, service cancellations, reductions and other changes, significant challenges in healthcare service preparation and delivery, and quarantines, as well as general concern and uncertainty that has negatively affected the economic environment. These impacts also have caused significant volatility and declines in global financial markets, which have caused losses for investors. The impact of this COVID-19 pandemic may be short term or may last for an extended period of time, and in either case could result in a substantial economic downturn or recession.

In addition, the operations of a Fund, the Adviser and a Fund’s other service providers may be significantly impacted, or even temporarily or permanently halted, as a result of government quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors related to a public health emergency, including its potential adverse impact on the health of any such entity’s personnel.”

Comment 9 – Other Information

The Staff notes the Fund’s disclosure under the “Other Information” section of its prospectus, and requests the Fund consider whether any revisions are warranted in light of the adoption of Rule 12d1-4 under the 1940 Act.

Response to Comment 9

The Fund has revised this section of the Registration Statement to reflect the new Rule 12d1-4 adopted by the SEC and the recission of exemptive orders issued by the Staff.

Comment 10 – Statement of Additional Information

The Staff requests the Fund please include information in its Statement of Additional Information as of October 31, 2020, as applicable.

Response to Comment 10

The Fund confirms it will provide the available information as of October 31, 2020. The Fund notes that certain information is available only after an audit of the Fund’s financials have been completed, and as such may not be available before the Fund files its revised Registration Statement.

Comment 11 – Statement of Additional Information

The Staff requests the Fund provide the sub-advisor’s fee rate as a percentage of the Fund’s net assets. The position of the Staff is that this percent be disclosed regardless of who is paying the sub-adviser.

Response to Comment 11

Pursuant to the Staff’s request the disclosure has been updated to include the sub-advisor’s fee rate as a percentage of the Fund’s net assets.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren